SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)
                              AMENDMENT NO. 1

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)*

                         Gilat Communications Ltd.
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                              (Name of Issuer)

                    Ordinary Shares, NIS 0.01 par value
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                       (Title of Class of Securities)

                                 M50876107
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              August 24, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. M50876107

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SHAMROCK HOLDINGS OF CALIFORNIA, INC. - 95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)                                  (a)  [X]
                                                        (b)  [ ]


3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           100,000 ORDINARY SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         100,000 ORDINARY SHARES

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,186,956 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.2%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

SCHEDULE 13D
CUSIP No. M50876107

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TREFOIL GILAT INVESTORS, L.P. - 95-4812471

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)                                  (a)  [X]
                                                        (b)  [ ]


3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,086,956 ORDINARY SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,086,956 ORDINARY SHARES

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,186,956 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.2%

14  TYPE OF REPORTING PERSON (See Instructions)

    PN

INTRODUCTION

     This statement amends the Schedule 13D filed on June 30, 2000 (the "Schedule 13D") by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), with respect to Ordinary Shares, nominal value NIS
0.01 per share (the "Ordinary Shares"), of Gilat Communications Ltd., an Israeli corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

1.   ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
     FOLLOWING INFORMATION:

     ITEM 2.  IDENTITY AND BACKGROUND.
              -----------------------

     (a)-(c), (f). In addition to SHOC, Trefoil Gilat Investors, L.P., a Delaware limited partnership ("Trefoil Gilat"), is a Reporting Person. Trefoil Gilat is a single purpose entity formed to hold the Convertible Notes. The general partner of Trefoil Gilat is Trefoil Gilat, Inc., a Delaware corporation controlled by senior executive officers of SHOC. SHOC owns a majority of the limited partnership interests of Trefoil Gilat. The Agreement of Limited Partnership of Trefoil Gilat is attached hereto as
Exhibit 10 and is incorporated herein by reference. The principal executive offices of Trefoil Gilat and Trefoil Gilat, Inc. are located at 4444 Lakeside Drive, Burbank, California 91505.

     Stanley P. Gold is the sole director and president of Trefoil Gilat, Inc., and Robert G. Moskowitz and Greg Martin are the other executive officers of Trefoil Gilat, Inc. The business address, principal occupation and citizenship of each of Stanley P. Gold, Robert G. Moskowitz and Greg Martin were previously set forth in the Schedule 13D.

     (d)-(e) During the last five years, neither Trefoil Gilat nor Trefoil Gilat, Inc. nor, to Trefoil Gilat's best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

2.   ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
     FOLLOWING INFORMATION:

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              -------------------------------------------------

     The total amount of funds used by Trefoil Gilat to purchase the Convertible Notes from SHOC was $25,309,137. The funds were derived from capital contributions by Trefoil Gilat's partners and a loan to Trefoil Gilat from Israeli Discount Bank Ltd. (the "Bank"). The Convertible Notes (including the Conversion Shares) were pledged as security for the borrowings under the Loan Agreement, dated August 24, 2000 (the "Loan Agreement"), between Trefoil Gilat and the Bank (the "Loan Agreement"). In connection therewith, Trefoil Gilat entered into a Trust Agreement, dated August 24, 2000 (the "Trust Agreement") with the Bank and the Israeli Discount Bank Trust Company Ltd. (the "Trustee") and an Assignment and Assumption Agreement, dated August 24, 2000 (the "Assignment Agreement"), between Trefoil Gilat and the Trustee. Copies of the Loan Agreement, the Trust Agreement and the Assignment Agreement (collectively, the "Loan Documents"), are attached hereto as Exhibits 7, 8 and 9 respectively and are incorporated herein by reference.

3.   ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
     FOLLOWING INFORMATION:

     ITEM 4.  PURPOSE OF TRANSACTION.
              ----------------------

     On August 24, 2000, SHOC and Trefoil Gilat entered into an Assignment and Assumption Agreement (the "SHOC Agreement"), pursuant to which Trefoil Gilat purchased the Convertible Notes for $25 million, plus 7% interest since June 30, 2000. In connection therewith, SHOC assigned all of its rights and obligations under the Convertible Notes, the Note Purchase Agreement and the Registration Rights Agreement (collectively, the "Contract Rights") to Trefoil Gilat, including its right to a seat on the Company's Board of Directors, as described in the Schedule 13D. The foregoing description of the SHOC Agreement is qualified in its entirety by the complete text of the SHOC Agreement, which is attached hereto as
Exhibit 6 and is incorporated herein by reference. Copies of the Note Purchase Agreement, the Registration Rights Agreement and the Form of Convertible Note are attached to the Schedule 13D as Exhibits 1, 2 and 3, respectively. Trefoil Gilat intends to nominate Michael Geiger, an employee of a consulting firm retained by SHOC, for election to the Company's Board of Directors as Trefoil Gilat's representative.

     On August 29, 2000, pursuant to the Loan Agreement, Trefoil Gilat borrowed a portion of the funds used to acquire the Convertible Notes. Pursuant to the terms of the Loan Agreement, Trefoil Gilat has pledged the Convertible Notes, along with the Contract Rights, as security for its obligations under the Loan Agreement. In connection with such pledge, Trefoil Gilat entered into the Trust Agreement and the Assignment Agreement, pursuant to which agreements the Trustee will hold the Convertible Notes and the Contract Rights in trust for Trefoil Gilat pending Trefoil Gilat's satisfaction of its obligations under the Loan Agreement. The foregoing description of the Loan Documents is qualified in its entirety by the complete text of the Loan Agreement, the Trust Agreement and the Assignment Agreement, copies of which are attached hereto as Exhibits 7, 8 and 9, respectively and are incorporated herein by reference.

     Trefoil Gilat acquired the Convertible Notes for investment purposes. Trefoil Gilat currently intends to transfer approximately $12.5 million in principal amount of the Convertible Notes owned by it, which Convertible Notes are convertible into 543,478 Ordinary Shares as of the date hereof, to an investment vehicle to be formed by an unaffiliated foreign private entity. The transfer is contingent upon the resolution of certain Israeli tax issues.

     Notwithstanding the foregoing, Trefoil Gilat may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to Trefoil Gilat, and other factors that Trefoil Gilat may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

     Except as stated in this response to Item 4, Trefoil Gilat has no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form of
Schedule 13D promulgated under the Act.

4.   ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
     FOLLOWING INFORMATION:

     ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
              -------------------------------------

     (a), (b) On June 30, 2000, SHOC entered into the Note Purchase Agreement, pursuant to which it acquired $25 million in Convertible Notes from the Company. On August 24, 2000, Trefoil Gilat entered into the SHOC Agreement for the purchase of such Convertible Notes, convertible into 1,086,956 Ordinary Shares, constituting approximately 8.4% of the issued and outstanding Ordinary Shares; provided, however, that the conversion ratio of the Convertible Notes is subject to adjustment under certain circumstances set forth in the Convertible Notes. Subject to the pledge created by the Loan Documents, Trefoil Gilat has beneficial ownership of such Ordinary Shares, with sole power to vote or direct the vote and sole power to dispose or direct the disposition of such Ordinary Shares. The foregoing description of the Loan Documents is qualified in its entirety by the complete text of the Loan Agreement, the Trust Agreement and the Assignment Agreement, copies of which are attached hereto as Exhibits 7, 8 and 9, respectively and are incorporated herein by reference.

     In addition, SHOC retains voting and dispositive power over the 100,000 Ordinary Shares it owns of record (the "SHOC Shares") as disclosed in the Schedule 13D, which Ordinary Shares constitute approximately .77% of the issued and outstanding Ordinary Shares of the Company.

     SHOC and Trefoil Gilat are part of a group as such term is defined in Rule 13d-5(b)(1) under the Act. Accordingly, SHOC may be deemed to have beneficial ownership of the Convertible Notes and Trefoil Gilat may be deemed to have beneficial ownership of the SHOC Shares, such that each of SHOC and Trefoil Gilat may be deemed to have beneficial ownership of 9.2% of the issued and outstanding Ordinary Shares of the Company.

     Finally, each of the controlling persons of SHOC and Trefoil Gilat may be deemed to beneficially own the Convertible Notes (and the underlying Ordinary Shares) and the SHOC Shares, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

     The percentages set forth in this response to Items 5(a) and 5(b) assume that 11,792,238 Ordinary Shares were outstanding on August 24, 2000, based on the representations made by the Company in the Note Purchase Agreement and also include the 1,086,956 Ordinary Shares issuable upon conversion of the Convertible Notes.

     (c) Except as set forth above, none of Trefoil Gilat, SHOC or, to the knowledge of Trefoil Gilat or SHOC, any person identified in response to
Item 2, beneficially owns any Ordinary Shares or has effected any transactions in Ordinary Shares during the preceding 60 days.

     (d) Neither Trefoil Gilat nor SHOC has any knowledge of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Convertible Notes or the Ordinary Shares.

     (e) Not applicable.

5.   ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
     FOLLOWING INFORMATION:

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
              --------------------------------------------------------

     Pursuant to the SHOC Agreement, Trefoil Gilat acquired the Convertible Notes and all of SHOC's rights and obligations under the Note Purchase Agreement, the Registration Rights Agreement and the Convertible Notes. The terms of the Note Purchase Agreement, the Registration Rights Agreement and the Convertible Notes are described in the Schedule 13D, and copies of the Note Purchase Agreement, the Registration Rights Agreement and the Form of Convertible Note are attached to the Schedule 13D as Exhibits 1, 2 and 3, respectively. The foregoing description of the SHOC Agreement is qualified in its entirety by the complete text of the SHOC Agreement, attached hereto as Exhibit 6 and incorporated herein by reference.

     In connection with the SHOC Agreement, Trefoil Gilat was formed pursuant to the Agreement of Limited Partnership of Trefoil Gilat, dated July 26, 2000, for the purpose of acquiring the Convertible Notes. A copy of the Agreement of Limited Partnership is attached hereto as Exhibit 10 and is incorporated herein by reference.

     Pursuant to the Loan Documents, Trefoil Gilat has pledged the Convertible Notes and the Contract Rights to the Bank as security for its obligations under the Loan Agreement. The foregoing description of the Loan Documents is qualified in its entirety by the complete text of the Loan Documents. Copies of the Loan Agreement, the Trust Agreement and the Assignment Agreement are attached hereto as Exhibits 7, 8 and 9 and are incorporated herein by reference.

6.   ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
     FOLLOWING INFORMATION:

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
              --------------------------------

              DOCUMENT
              --------

     Exhibit 6    --  Assignment and Assumption Agreement between Shamrock
                      Holdings of California, Inc. and Trefoil Gilat Investors, L.P., dated as of August 24, 2000

     Exhibit 7    --  Loan Agreement between Trefoil Gilat Investors, L.P.
                      and Israeli Discount Bank, Ltd., dated as of August 24, 2000

     Exhibit 8    --  Trust Agreement among Trefoil Gilat Investors, L.P.,
                      Israeli Discount Bank, Ltd. and Israeli Discount Bank Trust Company, Ltd., dated as of August 24, 2000

     Exhibit 9    --  Assignment and Assumption Agreement between Trefoil
                      Gilat Investors, L.P. and Israeli Discount Bank Trust Company, Ltd., dated as of August 24, 2000

     Exhibit 10   --  Agreement of Limited Partnership of Trefoil Gilat
                      Investors, L.P., dated July 26, 2000

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 2000

                                  SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                  By: /s/ Robert G. Moskowitz
                                      --------------------------------------
                                      Robert G. Moskowitz
                                      Executive Vice President and Secretary


                                  TREFOIL GILAT INVESTORS, L.P.
                                  By:  Trefoil Gilat, Inc.
                                       its General Partner

                                  By:  /s/ Robert G. Moskowitz
                                       ------------------------------------
                                       Robert G. Moskowitz
                                       Vice President and Secretary

EXHIBIT INDEX

              DOCUMENT
              --------

     Exhibit 6    --  Assignment and Assumption Agreement between Shamrock
                      Holdings of California, Inc. and Trefoil Gilat Investors, L.P., dated as of August 24, 2000

     Exhibit 7    --  Loan Agreement between Trefoil Gilat Investors, L.P.
                      and Israeli Discount Bank, Ltd., dated as of August 24, 2000

     Exhibit 8    --  Trust Agreement among Trefoil Gilat Investors, L.P.,
                      Israeli Discount Bank, Ltd. and Israeli Discount Bank Trust Company, Ltd., dated as of August 24, 2000

     Exhibit 9    --  Assignment and Assumption Agreement between Trefoil
                      Gilat Investors, L.P. and Israeli Discount Bank Trust Company, Ltd., dated as of August 24, 2000

     Exhibit 10   --  Agreement of Limited Partnership of Trefoil Gilat
                      Investors, L.P., dated July 26, 2000